Biolase, Inc.

4 Cromwell

Irvine, CA 92618

September 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Jay Mumford

Re:	Biolase Technology, Inc.
Registration Statement on Form S-3
File No. 333-190158

Dear Mr. Mumford:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, Biolase, Inc. (the “Registrant”), hereby respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it may be declared effective at 4:00 p.m. EST on September 19, 2013, or as soon thereafter as practicable.

We acknowledge the following:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

September 19, 2013

We appreciate your assistance in this matter.

Very truly yours,

Biolase, Inc.

By:	/s/ Federico Pignatelli
Name: Federico Pignatelli Title: Chairman and Chief Executive Officer

cc: Russell Mancuso, SEC